

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3010</u>

August 28, 2009

Jeffery J. Zimmer, President
Armour Residential REIT, Inc.
3005 Hammock Way
Vero Beach, FL 32963

> **Re:** **Armour Residential REIT, Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-160870**
> **Filed July 29, 2009**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your disclosure on page 59 that Enterprise, Enterprise Founders or other third parties may offer to purchase Enterprise's common stock issued in its initial public offering. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

2. We note the disclosure throughout this document that Enterprise may utilize proceeds from this trust to enter into purchase transactions with shareholders that have communicated their intention to vote against the transaction and seek conversion of their shares in order to change such votes and influence the

outcome. Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares. If you could offer a price greater than the conversion price, please state so.

3.   Please revise to clarify how Enterprise will select which shareholders to repurchase shares from. Also, clarify if Enterprise will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and made their conversion demands.

4.   In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to change the voting outcome, was determined to be in the best interest of Enterprise's shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased in order to affect their adverse vote.

5.   With regards to the use of third parties, please revise to discuss how the third parties would proceed with their purchases. Discuss how they would target and solicit shareholders. Clarify if you would share company voting information with them.

6.   On page 59, we note that Enterprise may also borrow money to make the purchases prior to the merger. Please revise to discuss the purchase price in that situation and the interest Enterprise would be willing to pay for such borrowings. Also, if Enterprise acquires the shares for its own account, it appears such shares would not be considered outstanding. Please clarify if this would affect the shares ability to be voted.

7.   Please revise to discuss the incentives referenced on page 59 that could be used to obtain favorable votes.

8.   It appears that disclosure about the minimum book value per share, assuming maximum conversion and side purchases, would be important to shareholders as they make their investment decision. Please revise to provide such disclosure in the appropriate section or advise.

9.   On page 59, it appears that Enterprise's efforts would be dependent on whether the secondary charter proposal is approved. Please revise to clarify if you would engage in similar actions to effect the outcome of the approval of the secondary charter proposal.

10.   It appears that the initial charter proposals contain several items that could be disclosed separately. Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each

proposal that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

11.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

12.   Please update your financial statements and the other financial information within your filing in accordance with the requirements of Rule 3-01(e) of Regulation S-X.

Prospectus Cover Page

13.   Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501 of Regulation S-K.

14.   Please revise to provide cover page risk factors to briefly highlight the most significant risks associated with an investment in you.

15.   Whether you retain the disclosure towards the bottom of the cover page concerning the deferred underwriting commissions here or relocate it in order to comply with Item 501 of Regulation S-K, please be sure to revise to clarify that Enterprise shareholders will be entitled to the funds that the underwriters will not receive in a liquidation.

Summary of the material terms of the Merger, page 1

16.   Please clearly disclose whether the merger was approved by Enterprise's independent directors and whether Enterprise obtained a fairness opinion regarding the transaction as required in its IPO prospectus and/or charter. If not, please explain why and in greater detail elsewhere in the prospectus/proxy. Also revise accordingly the "Notice of Special Meeting of Stockholders of Enterprise Acquisition Corp. …"

17.   Please revise to include a very brief highlight of the conflicts of interests that exist with the proposed transaction.

Since Enterprise's IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 5

18.   We note your disclosure that only those shareholders who do not seek conversion may have claims of rescission or damages against you. It is not clear how this statement is accurate. Please refer to Sections 11 and 12 of the Securities Act of 1933 and advise us of the basis for the noted disclosure or revise the prospectus/proxy accordingly.

Selected Historical Consoldiated Financial Information, page 8

19.   The Armour balance sheet included in your filing has been audited. Please revise your disclosure accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 12

20.   We note your disclosure indicates that you will account for the merger as a reverse merger where Armour is considered to be the acquirer for accounting purposes. Please tell us in sufficient detail how you have considered the guidance in paragraphs A10 to A15 of SFAS 141R in determining that Armour is the accounting acquirer. In your response, be sure to address your consideration of the fact that Enterprise is the entity that will be supplying the liquidity needed to operate the combined company.

21.   We note on page 2 that following the consummation of the merger that ARRM and Staton Bell Blank Check LLC, as manager and sub-manager, respectively, will be entitled to receive fees for their services. Given that these arrangements are directly related to your transaction and include recurring expenses, it is not clear why you have not presented a pro forma statement of operations to reflect these amounts.

22.   Please tell us how you plan to account for the proposed amendment to the warrant agreement to increase the exercise price from $7.50 to $11.00 per share and to extend the expiration date from November 7, 2011 to November 7, 2012 and how this modification is reflected in your pro forma financial statements.

23.   Please tell us why you have adjusted your cash balances for the operating activities of ARMOUR following the merger and management's basis for doing so. Please refer to adjustment A.

24.   Please tell us and disclose management's basis for reducing the underwriter fees. Please refer to adjustment B. Within your response, please tell us why the full amount has been accrued within the audited financial statements of Enterprise given any agreement to reduce this fee.

25.   Please tell us and disclose the nature of the total transaction expenses included within your adjustment B. Additionally, please reconcile this amount with the amounts accrued by Enterprise as of March 31, 2009.

26.   It would appear that pro forma common stock outstanding assuming maximum conversion in the Pro Forma Common Stock Outstanding table should be 10,653,752 and that such amount should be consistent with the pro forma shares outstanding assuming maximum conversion in the Enterprise Distribution table. Please revise or otherwise advise. Additionally, please revise the pro forma shares outstanding assuming no conversion in the Enterprise Distribution table to 25,100,000 or otherwise advise.

27.   Please tell us how you have calculated an Enterprise Distribution of $3,141,559 assuming no conversion given the total pro forma shares outstanding and the dividend rate of $.13 per share.

Risk Factors, page 14

28.   Risk factors should be brief and concise. There are several risk factors that provide detailed explanations that should be provided later in the prospectus. Please review your current risk factors to provide brief concise discussions that allow investors to understand the context of the single risk you are attempting to convey in each risk factor.

ARMOUR has no operating history…., page 16

29.   It appears that the risk associated with your lack of operating history relates to Enterprise shareholders having no ability to actually review your track record and evaluate their risks and prospects in making an investment decision to remain or convert. Please revise to discuss the noted risk.

ARMOUR's manager, ARRM, may not change its investment strategy…., page 17

30.   You have disclosed that Armour cannot predict the effect that any changes to its current operating policies and strategies may have on its business. As such, it is not clear how this is a material risk that should be included in this section. Please revise to clarify.

Changes in yields may harm the value of ARMOUR's stock, page 20

31.   It is unclear how this risk factor presents a different risk than the preceding one discussing rate mismatches. Please explain or revise to eliminate repetition.

Terrorist attacks and other acts of violence…., page 22

32.   It is unclear how this risk factor presents a risk that is unique to you. Please revise to clarify how this risk is specific to you or remove as it appears to be a generic risk.

ARMOUR may not be able to achieve its desired leverage, page 24

33.   This risk factor appears to be general and addressed by other risk factors in this section discussing your dependency on borrowings. Please revise to make this risk factor more specific or remove.

There are conflicts of interest in ARMOUR's relationship with ARRM and its affiliates…., page 27

34.   Please clarify if ARRM and its affiliates are currently involved with other programs where it maintains an investment portfolio. If so, please quantify that number in this risk factor and elsewhere as appropriate. Provide similar disclosure in the conflicts section on page 119.

The loss of ARMOUR's access to ARRM's investment professionals and principals…., page 28

35.   This risk factor and the second one on page 16 appear to address the same risk. Please revise to combine the risk factors or revise to clarify how they address separate risks.

ARRM's liability is limited under the management agreement…., page 29

36.   It appears from this risk factor that you are attempting to convey that your advisor and officers are not responsible to you and your shareholders as fiduciaries. If so, please revise to provide the legal basis for such assertion.

Possible legislation or other actions affecting REITs…., page 31

37.   This risk factor is already addressed by the general risk factor on page 22 with the subheading "ARMOUR may be harmed by changes in various laws and regulations." Please revise to remove the repetitive risk factor or explain how it presents a separate risk.

Enterprise's stockholders may be held liable for claims by third parties…., page 33

38.   Please revise to quantify the total liabilities that would need to be settled if this transaction is not approved so that the risk is placed into context.

Future issuances and sales of shares of ARMOUR's common stock…., page 33

39.   This risk factor and the one on page 26 with the subheading "issuances of large amounts of ARMOUR stock…." appear to address similar risks. Please revise to combine the risk factors.

ARMOUR has not established a minimum distribution payment level…., page 34

40.   This risk factor and the one on page 26 with the subheading "ARMOUR has not established a minimum dividend payment level…." appear to address similar risks. Please revise to combine the risk factors.

If the merger is completed…., page 37

41.   Please revise to clarify that you are only obligated to retain about $100 million for the resulting company, which allows more than half the shareholders to cash out of their ownership either through conversion or repurchases by Enterprise or its affiliates.

If Enterprise is unable to complete the merge …, page 38

42.   Please revise to quantify the outstanding liabilities that could be asserted against the trust.

Enterprise's board of directors did not …, page 38

43.   Please revise this risk factor to focus upon the risk. Please remove mitigating factors from the narrative such as the board conducting significant due diligence and the board's qualifications. Instead, please discuss why a fairness opinion was required under Enterprise's charter and IPO prospectus for business combinations that would involve a target business that is affiliated with Enterprise's officers, directors and stockholders.

Proposals to be Considered by the Enterprise Stockholders

The Initial Charter Proposal, page 46

44.   Please discuss whether Enterprise sought to obtain a fairness opinion for the proposed business combination.

45.   It is unclear how the proposed changes to Enterprise's amended and restated certificate of incorporation are "consistent with the spirit" of Enterprise's IPO given the significant changes to the guidelines and principles set forth in its charter and IPO prospectus. Please advise or revise.

The Secondary Charter Proposal, page 48

46.   We note the disclosure about the prohibition on certain charter amendments and
        how it may not be enforceable under Delaware law. Here and elsewhere where
        you have discussed amendments to your charter and the prohibitions
        enforceability, please revise to also clarify that Enterprise deemed the provisions
        as obligations to the stockholders, as disclosed in the IPO prospectus.

The Merger Proposal

The Parties

Enterprise, page 50

47.   Please revise to disclose the amount currently in the trust.

Background of the Merger, page 52

48.   This section should not be limited to only Enterprise's efforts with ARMOUR.
        Please revise to discuss, in detail, the efforts and experience of Enterprise and its
        management in pursing an operating company, include Workflow, as briefly
        referenced on page 96. The disclosure should not contain generic references to
        discussions or negotiations between the parties; instead describe the substance of
        those discussions and negotiations in more detail. Further, please identify the
        persons involved in each contact or negotiation or explain why such identification
        is not possible.

49.   Please provide us with the presentation materials provided at the July 2, 2009
        meeting disclosed on page 52 and any other materials provided to the Enterprise
        board.

Enterprise's Board of Directors' Reasons for the Approval of the Merger, page 53

50.   We note from page 9 of Enterprise's IPO prospectus, that it viewed the provisions
        in its charter and prospectus as "obligations to our stockholders and will not take
        any action to amend or waive these provisions." Please revise to discuss the
        rationale for abandoning the noted obligations.

51.   You disclose that Enterprise's management is highly qualified to render an
        opinion on the merits of this transaction. Please revise to discuss the
        management's experience in making investments in agency RMBS.

Experienced REIT Management Team, page 53

52.   Please note that the disclosure on pages 53 and 54 repeats disclosure on pages 99-100. Please revise to eliminate the use of repetition.

Attractive Asset Class, page 54

53.   We note the disclosure here regarding Enterprise board's various beliefs about agency securities and mortgage assets. Please revise to clarify if these beliefs are primarily based on information provide by you and ARRM. If not, please revise to discuss the basis for the disclosed beliefs.

Sophisticated Investment Platform, page 54

54.   Please revise to discuss the relationship between AVM, L.P. and your sponsor, if any.

Potential Adverse Factors Considered by Enterprise, page 55

55.   It is not clear why you include the term "potential" in the caption for this subsection. The conditions listed below currently exist. Please revise to clarify.

56.   Please clarify why the board did not consider its decision to abandon the "obligations" to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

57.   Please clarify why the board did not consider the possible rescission and damages claims as an adverse factor.

Interests of Enterprise's Directors and Officers and Others in the Merger, page 55

58.   We note the fourth bullet point concerning the possible personal liability of Enterprise's founders in event of a liquidation. Please revise the disclosure here and where appropriate to quantify the liabilities that the founders would be responsible for in such situation.

Sub-Management Agreement, page 56

59.   We note that the sub-manager's fees are based on 25% of the advisor's fee. In the event the advisor waives its fees for a given period, please revise to clarify if that will affect the sub-manager's fees payable.

60.   Please explain in greater detail the services that the sub-manager will provide related to "identifying for ARRM potential new lines of business and investment

opportunities for ARMOUR" and "advising ARRM on negotiating agreements relating to programs established by the U.S. government."

61.   We note that you would be responsible to pay the final 6.16 times annualized rate amount if the sub-management is terminated by the sub-manager. Please revise to explain the privity of contract between you and the sub-manager that makes you liable for the termination fee. Also, since ARRM is ultimately responsible for the services that the sub-manager will provide, it is unclear why you are responsible for the termination fee. Please revise to clarify.

Conversion Rights, page 58

62.   Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

The Merger Agreement, page 62

63.   We note your disclosure on page 62 that:

> [The merger agreement] is not intended to provide any other factual information about Enterprise, ARMOUR or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Enterprise or ARMOUR or any of their respective subsidiaries or affiliates.

Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

64.   On page 68, we note that amendments to the merger agreement may be made. Please revise to clarify how shareholders will be notified of such changes prior to the meeting date. Also, please tell us if the condition relating to the minimum amount of proceeds in trust can be amended or waived.

U.S. Federal Income Tax Considerations, page 69

65.   We note the disclosure that Enterprise's obligation to complete the merger is
        conditioned on an option, delivered by Akerman Senterfitt, regarding the tax
        consequence of the merger. We also note that you expect to receive an opinion
        regarding your REIT qualification from the same counsel at closing. Please note
        that the opinions should be filed prior to effectiveness. As such, the disclosure
        here should reflect the existence of such opinions. Further, your disclosure should
        clarify that the discussion of tax consequences and qualifications are the opinion
        of counsel.

Results of Operations, Financial Condition and Liquidity, page 96

66.   Please disclose an estimate of the costs related to the business combination,
        including those related to Enterprise's IPO. Also compare these amounts to the
        expenses described in the use of proceeds table in Enterprise's Form S-1.

Business of ARMOUR, page 99

67.   It appears that ARRM, your external advisor, is also your sponsor. Please revise
        to provide a discussion of ARRM and its affiliates' experience with prior real
        estate investment programs or entities. The disclosure should discuss both public
        and private programs as well as those with similar and dissimilar investment
        objectives. Also, the disclosure should include a discussion of any major adverse
        business developments experienced by ARRM and its affiliates that would be
        material to investors understanding here. If ARRM is not your sponsor, please
        provide the requested disclosure for your sponsor.

68.   Please revise to discuss your initial plan of operations to provide a discussion of
        the approximate allocation, of proceeds you will receive post closing, among
        agency securities that are collateralized by fixed rate mortgage loans, hybrid
        mortgage loans, and adjustable rate mortgage loans. Such revision should also
        address the anticipated allocation among the different types of adjustable rate
        RMBS.

69.   Please revise to provide disclosure about your distribution and dividend policies.

Business of Armour

Overview, page 99

70.   Please revise to discuss why ARMOUR has not begun operations since its
        organization in 2008.

71.   Please revise to elaborate on the enhanced returns you could achieve by opportunistically entering and closing derivative instruments. Broaden your disclosure about derivative instruments. Clarify if the "enhance returns" are returns in addition the spread between your interest income and your cost of borrowing.

Investment Considerations, page 99

72.   We note your disclosure that the list below "distinguishes" your company and business model.

- Your inclusion of "experienced management team" implies that other agency mortgage REITs do not have experienced management teams. Please provide the basis for the noted implication.
- Your inclusion of "attractive asset class" as a distinguishing characteristic is unclear since other agency mortgage REITs and funds also invest in agency securities. Please revise to clarify.
- Since the current market encompasses all your competitors as well, it is not clear how it creates a distinguishing characteristic. Please clarify.

Leverage Strategy, page 101

73.   Please revise to discuss the typical margin provisions in a repurchase agreement, including the amount of the "haircut," the trigger levels for margin calls and the lender's discretion in estimating the market value of the collateral.

Interest Rate Management, page 102

74.   Please discuss the amount of capitol that would typically be devoted to your hedging transactions involving derivatives and other instruments.

Trading and Repurchase Agreement Services Relationship, page 105

75.   Please revise to discuss the terms of the relationships you will have with AVM. Also, please clarify if any of the services to be provided by AVM are actually responsibilities of ARRM as your advisor and management.

ARRM's Management Fees…., page 116

76.   If the incentive stock compensation discussed on page 110 may be provided to personnel of ARRM, please revise this section to include such incentive compensation.

77.   Because "equity raised" is a material term to the management agreement, please define the term here. Also, clarify if impairments to your assets, once acquired, will affect the management fees.

Reimbursements of Expenses, page 116

78.   Please revise to clarify if you would be responsible to reimburse ARRM if it subcontracts or relies on third parties to fulfill its obligations to you under the agreement.

Termination Fee, page 162

79.   Please revise to clarify if this fee is payable if you decide not to renew your relationship with the advisor after the term has expired. Also, revise to briefly discuss the fees you are obligated to pay under the sub-manger agreement here.

Conflicts relating ARRM, page 119

80.   We note that ARRM may cause you to engage in transactions with its affiliates. Please revise to explain how the prices will be determined in such transactions.

Beneficial Ownership of Securities, page 151

81.   Please disclose the beneficial ownership of Armour prior to the merger.

Armour Related Person Transactions, page 155

82.   Please include any stock issuances by Armour to related persons. See Item 404 of Regulation S-K.

Financial Statements

General

83.   We note your disclosure on page 47 of potential rescission rights that certain shareholders may have if they purchased their Enterprise shares in the Enterprise IPO and elect not to convert their shares into cash. Please tell us what considerations you have made with respect to whether or not to disclose these potential rescission rights within the financial statements of Enterprise and Armour. In your response, please discuss your consideration of the guidance in SFAS 5.

Exhibit 23.2

84.   We note that the auditors report date of July 28, 2009 within the consent does not match the date of the auditors' report on page F-2. Please make the appropriate correction in an amended filing.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Jamie John at (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

       Sincerely,

       Thomas Kluck
       Branch Chief

cc: Bradley D. Houser, Esq.
       via facsimile (305) 374-5095